May 28, 2008	Direct Phone Number: (212) 659-4971
Direct Fax Number: (212) 884-8210
ed.schauder@haynesboone.com

Via Edgar and Federal Express

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Geeks On Call Holdings, Inc.
Registration Statement on Form S-1
Filed April 18, 2008
(File No. 333-150319)

Dear Ms. Jacobs:

We are counsel to Geeks On Call Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated May 16, 2008 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2008 (“Form S-1”).

The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 1 to the Form S-1 marked to show changes from the Form S-1 as initially filed.

* * *

Summary

Comment No. 1:

We understand that you entered the Exchange Act reporting system through a reverse acquisition with Lightview. Please expand your disclosure to discuss the business purpose for entering into this transaction and the material terms of the merger agreement, such as all the parties involved, the consideration and the timeline for the discussions. Specifically discuss how Messrs. Goldstein and Kominars became acquainted with the principals of Geeks on Call. Finally, please fully discuss the relationship between the acquisition by Telkonet of 18% of Geeks on Call in October 2007 and the February 2008 reverse acquisition and related private placement.

Ms. Barbara C. Jacobs
May 28, 2008

Response:

The Company has expanded its disclosure, on page 1, to respond to the Staff’s comments.

Risk Factors, page 4

Comment No. 2:

Please expand the factor at the top of page 6 to disclose what experience, if any, the company has had with employee retention.

Response:

The Company’s disclosure has been expanded as requested by the Staff.

Comment No. 3:

Either expand the factor regarding the requirements of being a public company to include an estimated cost of compliance with these requirements or discuss any material costs in management’s discussion and analysis.

Response:

The Company’s disclosure has been expanded under Liquidity and Capital Resources as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

Comment No. 4:

Please clarify the key indicators of financial condition and operating performance that management relies upon when analyzing your financial results. We refer you to SEC Release 33-8350 (the “Release”), Sections IIIB.1 which notes that you “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.”

Ms. Barbara C. Jacobs
May 28, 2008

Please indicate to the Staff how you considered the Release when identifying your key indicators.

Response:

These are the Company’s key indicators that are used to analyze financial results:

•	Geographic footprint
o	The Company’s ability to service an increasing number of markets within the United States.
•	Revenue from services and sales performed by franchise units include a number of variables including:
▪	Average revenue per invoice; and
▪	Total number of weekly revenue generated appointments.
•	Revenue from company operated territories are measured by looking at
▪	Average revenue per invoice; and
▪	Total number of weekly revenue generated appointments.
•	Technology Industry Changes
o	Industry indicators include
▪	New software versions;
▪	New virus attacks on personal computers;
▪	Retail economic reports listing the number of new computers sold; and
▪	Increases or decreases in the number of new (small) business startups.

FTC Regulations prohibit the Company from providing details of revenue from franchise or corporate operations in that it may be considered an earnings claim to a prospective franchise owner.  Earnings claims statements are covered under Item 19 of both the FTC and state Uniform Franchise Offering Circular (UFOC) requirements. In their broadest sense, earnings claims are defined as estimates or historical figures detailing the level of sales, expenses and/or income a prospective franchisee might realize as the owner of a particular franchise. However, the earnings claims statement is voluntary and unverified, and the information’s format and level of detail are left completely to the Company’s discretion. The Company does not currently offer an earnings claim in its UFOC and therefore cannot provide specific revenue detail for the indicators mentioned above.

Comment No. 5:

Please review your disclosure to include discussion of known material trends, commitments, and uncertainties as required by Item 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. For instance, you should discuss herein your domestic and international expansion plans as disclosed on pages 17 and 5 respectively. Another topic for discussion should be your proposed acquisition of the Geek Line System private label powerline communication project pursuant to your agreement with Telkonet, Inc. You should also quantify the expected effects of any known material trends on your future results to the extent possible.

Response:

The Company has revised its disclosure to include a summary of material trends and uncertainties under Liquidity and Capital Resources.

Results of Operations, page 14

Comment No. 6:

Please describe the reason(s) for any material increase or decrease in any line item in the income statements. For instance, you state that your revenues decreased by $414 thousand in the three month period ended February 29, 2008 as compared to the three month period ended February 28, 2007 and attribute the decrease to a reduction in franchises and franchise revenues. Similar disclosure is given for your six-month data and year end data, however, you do not provide the reasons for the number of franchises decreasing. Please see Items 303(a)(3)(iii and iv) of Regulation S-K.

Ms. Barbara C. Jacobs
May 28, 2008

Response:

The Company has revised its disclosure as requested by the Staff.

Comment No. 7:

To the extent that there are two or more factors contributed to a material change (e.g., selling, general and administrative expenses for the three month period ended February 29, 2008 as compared to the three month period ended February 28, 2007) please quantify the contribution of each factor. In this regard, please see Instruction 3 to Item 303(a) of Regulation S-K.

Response:

The Company has revised its disclosure to quantify the contribution of each factor as requested by the Staff.

Liquidity and Capital Resources, page 17

Comment No. 8:

Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers (e.g. quantify the amounts of cash receipts from customers, amounts of cash payments to employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV of the Release.

Response:

The Company has revised its disclosure to focus on the primary drivers and other material factors necessary to an understanding of its cash flows, as requested by the Staff.

Comment No. 9:

Please disclose the “Trigger Date” (i.e., 150 days from February 8, 2008) in the fourth paragraph as well as in any other appropriate discussion of The Private Placement transaction.

Response:

The disclosure has been revised as requested by the Staff to disclose a specific date for the “Trigger Date”. We note that the specific Trigger Date is a date that is 150 calendar days from February 21, 2008, the final closing date of the Private Placement (as opposed to 150 calendar days from February 8, 2008, the initial closing date of the Private Placement).

Ms. Barbara C. Jacobs
May 28, 2008

Going Concern Matters, page 17

Comment No. 10:

We note that you have developed a strategic plan to address your requirements for generating cash flow and achieving profitable operations by accelerating the growth of your existing franchise network while simultaneously opening company operated territories. Explain this plan further, including capital requirements. We note elsewhere, for example, that you intend to increase the number of employees from 61 to 110 to 150 within the next 12 months. One of the areas you intend to expand into is “Northwestern VA.” Please clarify what cities and/or business centers are being targeted.

Response:

The Company has expanded and clarified its disclosure as requested by the Staff.

Financial Comments

Statements of Operations, page F-4

Comment No. 11:

Tell us how you considered presenting separate line item(s) for the cost of sales for each category of revenue (if material) or in the aggregate in your consolidated statements of operations. Based on your current disclosures, tell us whether you consider all operating expenses to be cost of sales. If true, please explain further why you believe that the Company’s total operating expenses relate to revenue producing activities.

Response:

Revenues are earned from performing activities that constitute the Company’s sole ongoing operation of franchising its services. All of the Company’s resources and efforts are directed to carry out this specific activity. Accordingly, the Company considers all expenditures to be operating costs relating to its revenue producing activities and there are no material identifiable expenses that can be attributed to the cost of sales. In addition, the Company is a small business reporting company and, accordingly, does not have to comply with Rule 5-03-2 of Regulation S-X1. The Company believes its policy for classifying expenditures is reasonable and in accordance with generally accepted accounting principles.

1 Regulation S-X, Article 8 Financial Statements of Smaller Reporting Companies, Rule 210.08, Note 2

Ms. Barbara C. Jacobs
May 28, 2008

Notes to Financial Statements, page F-7

Revenue Recognition, page F-7

Comment No. 12:

You disclose that franchise fee revenue is recognized when obligations to prepare the franchisee for operations have been substantially completed. Tell us more about these obligations and revise your filing to disclose the significant commitments and obligations resulting from your franchise agreements. We refer you to paragraph 20 of SFAS 45.

Response:

The Company advises the Staff of the following:

Obligations to prepare the franchisee for operations are substantially completed upon the completion by the franchisee of the Company's training program. There are no other material conditions or commitments or obligations that exist related to the determination of substantial performance or substantial completion of the franchise agreement.

Comment No.13:

You disclose that nonrefundable fees related to area developer sales are recognized upon signature of the Area Development Agreement (“ADA”) and substantial completion of all obligations associated with the opening of the first franchise under the agreement. Provide more detail about these obligations including what constitutes “substantial completion.” Further, tell us whether you have any initial service obligations related to the opening of franchises beyond the first franchise in an ADA. If so, tell us about these service obligations and how they impact your timing of revenue recognition under an ADA. Revise your filing to provide disclosure with respect to these obligations including how you satisfy the obligations and their impact on the timing of revenue recognition.

Response:

The Company advises the Staff of the following:

Substantial completion includes, but is not limited to, conducting market and trade area analysis, a meeting with the Company’s executive team, and performing potential franchise background investigation, all of which are completed prior to the Company’s execution of the Area Development Agreement and receipt of the corresponding area development fee. As a result, the Company recognizes this fee in full upon receipt and with the opening of the first franchise under the Area Development Agreement.

No additional substantive services are required after the first franchise is opened under the Area Development Agreement.

The Company has revised its disclosure to clarify the disclosure of recognition of revenues under Area Development Agreements.

Ms. Barbara C. Jacobs
May 28, 2008

Segment Reporting, page F-9

Comment No. 14:

You disclose that you operate as a single segment and will evaluate additional segment disclosure requirements as you expand your operations. As a reminder, paragraphs 36-39 of SFAS 131 apply to all enterprising including those that have a single reportable segment. Revise your filing as appropriate.

Response:

The Company advises the Staff of the following:

•	the Company has reported revenues from external customers for each material service related to the Company’s franchise business;

•	the Company does not generate any revenues from customers located outside the United States;

•	the Company does not have any assets outside the United States; and

•	the Company is not reliant on transactions with any major customer as defined by paragraph 39 of SFAS No. 131.

In addition, the Company has revised its disclosure at page F-9 to disclose how it has adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

Notes to Condensed Consolidated Financial Information, page F-24

Note 11 - Warrants and Options, page F-35

Comment No. 15:

We note your options granted and warrants issued during the six month period ending February 29, 2008. As applicable, consider revising to include the following disclosures, as of each grant date, for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

•	the nature and type of stock option or other equity related transaction;

•	the number of options or shares granted;

•	the exercise price or conversion price;

Ms. Barbara C. Jacobs
May 28, 2008

•	the fair value of the underlying shares of common stock;

•	the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);

•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and

•	the amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response:

The Company has revised Note 11- Warrants and Options, on page F-35, to reflect the comments of the Staff.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

Comment No. 16:

We note that the 2006 sale of Series C and D Preferred Stock was not mentioned in the Form SB-2 registration statement filed June 21, 2007 and declared effective on July 9, 2007. Please advise.

Response:

The 2006 sale of Series C and D Preferred Stock was made by Geeks On Call when it was a private company. On February 8, 2008, Geeks On Call became a wholly-owned subsidiary of the Company. Accordingly, the sales of the Series C and D Preferred Stock was not mentioned in the Company’s Registration Statement on Form SB-2 filed on June 21, 2007 and declared effective on July 9, 2007 since Geeks On Call had no relationship with the Company as of such dates.

Ms. Barbara C. Jacobs
May 28, 2008

Item 16. Exhibits, page II-4

Comment No. 17:

Please file a copy of your franchise agreement as an exhibit by amendment.

Response:

The exhibit referenced by the Staff has been filed by the Company as Exhibit 10.17 to Amendment No. 1 to the Form S-1.

Comment No. 18:

Please file a copy of the Area Development Agreement as an exhibit by amendment.

Response:

The exhibit referenced by the Staff has been filed by the Company as Exhibit 10.18 to Amendment No. 1 to the Form S-1.

Comment No. 19:

Please also file a copy of the labor/marketing agreement with Telkonet, Inc. as an exhibit by amendment.

Response:

The exhibit referenced by the Staff has been filed by the Company as Exhibit 10.19 to Amendment No. 1 to the Form S-1.

Undertakings, Page II-4

Comment No. 20:

Please revise this section to use only the appropriate undertakings as specified in Item 512 of Regulation S-K as set forth in Release 33-8591 issued July 19, 2005. In this regard, we note that these undertakings must be included in exactly the language specified in the Item 512. For instance, your undertaking number 1 must be revised to accord with the language in the Item 512)(a)(1) as revised in that release. The language of your undertaking number 2 must track the language of Item 512(a)(2) as revised. Finally, the unnumbered undertaking at the bottom of page II-5 must be revised to accord with the applicable portion of Item 512(a)(5) as revised.

Ms. Barbara C. Jacobs
May 28, 2008

Response:

The Company has revised its undertakings to reflect the Staffs comments.

Comment No. 21:

Please advise why you are including your undertaking numbered 4 when the offering is not a primary offering by the issuer.

Response:

The undertaking numbered 4 has been deleted.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4971.

Very truly yours,

/s/ Edward H. Schauder
Edward H. Schauder